Filed pursuant to Rule 433
Free Writing Prospectus dated October 24, 2016
Registration Statement No. 333-201927-05

UNITED RENTALS (NORTH AMERICA), INC.
Pricing Term Sheet — October 24, 2016
$750,000,000 5.50% Senior Notes due 2027

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated October 24, 2016, to the accompanying Prospectus dated March 12, 2015, filed as part of Registration Statement No. 333-201927-05, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	5.50% Senior Notes due 2027 (the “Notes”)

Aggregate Principal Amount:	$750,000,000

Distribution:	SEC Registered

Gross Proceeds:	$750,000,000

Net Proceeds (after underwriting discounts and commissions):	$740,625,000

Maturity:	May 15, 2027

Issue Price:	100%, plus accrued interest, if any, from November 7, 2016

Coupon:	5.50%

Yield to Maturity:	5.50%

Spread to Maturity:	+374 bps

Benchmark:	6.625% due February 15, 2027

Interest Payment Dates:	February 15 and August 15, beginning with a short first coupon on February 15, 2017 and ending with a short last coupon on May 15, 2027

Record Dates:	February 1 and August 1, except that the record date for the last payment of interest shall be May 1, 2027

First Interest Payment Date:	February 15, 2017

Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to May 15, 2022.

The Issuer may, at its option, redeem some or all of the Notes at any time on or after May 15, 2022 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, if redeemed during the 12-month period beginning on May 15 of each of the years indicated below:

	Year	Percentage
	2022	102.75%
	2023	101.833%
	2024	100.917%
	2025 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time on or prior to May 15, 2020, the Issuer may, at its option, on one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings, at a price equal to 105.50% of the aggregate principal amount of the Notes redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Redemption:

At any time prior to May 15, 2022, the Issuer may redeem some or all of the Notes at a price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to the redemption date.

Change of Control:	Upon certain change of control events, the Issuer must offer to repurchase the notes at 101% of principal amount plus accrued and unpaid interest, if any, to the purchase date.

Trade Date:	October 24, 2016

Settlement Date:	November 7, 2016

Extended Settlement:

Delivery of the Notes will be made against payment therefor on November 7, 2016, which will be the tenth business day following the date of pricing of the Notes, or “T+10.” Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

CUSIP/ISIN Numbers:	911365 BFØ / US911365 BFØ9

Bookrunners:

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Scotia Capital (USA) Inc.

MUFG Securities Americas Inc.

Barclays Capital Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Co-Managers:	SunTrust Robinson Humphrey, Inc. BMO Capital Markets Corp. PNC Capital Markets LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley & Co. LLC via phone at (866) 718-1649, via mail at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department, or via email at prospectus@morganstanley.com.

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